Exhibit (a)(13)


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                                January 31, 2000

TO:        UNIT HOLDERS OF WINTHROP CALIFORNIA INVESTORS
           LIMITED PARTNERSHIP (the "Partnership")

SUBJECT:   OFFER TO PURCHASE UNITS FOR $4,000 CASH PER UNIT

Dear Unit Holder:

         Sutter/Jamboree Acquisition Fund, LLC (the "Purchaser") has reduced the number of Units it is seeking to purchase to 800, extended the Expiration Date to February 14, 2000, and increased the price it is offering to purchase your Units to:

                                 $4,000 per Unit

     Please keep in mind the following issues:

     - Our offer is the highest available offer, and exceeds your general partner's affiliate's offer by $900.
     - Our offer is approximately 14% higher than the general partner's estimated value of your Units, which is $3,514.
     - Our offer is for 800 units, or 23% of outstanding units. To date, we have received 5 units validly tendered, and believe the general partner has received approximately 120 units validly tendered.
     - If you already tendered to Sutter/Jamboree Acquisition Fund, LLC and have not withdrawn your tender, you will automatically receive the benefit of the increased $4,000 Offer. NO FURTHER ACTION IS NECESSARY.
     - In the event that you receive any future offers, including offers from Quadrangle Associates II, LLC, please contact us at (800) 854-7835 before signing any documentation, in order to learn the most current status of the offers.

     If you choose to tender your Units, please complete the Letter of Transmittal (the blue form) previously sent to you, and return it in the enclosed postage-paid return envelope.

         You may also tender your Units by facsimile. Any Units tendered may be withdrawn by mail or facsimile until midnight on the date of expiration. If more than 800 Units are tendered, the Purchaser will accept and pay for Units pro rata, disregarding fractions, according to the number of Units tendered by each tendering Unit holder during the term of the Offer. If you have already tendered your Units to Quadrangle Associates II, LLC, but wish to receive our higher price, you may complete the Notice of Withdrawal. A complete description of the offer, including risks, terms and conditions are set forth in the Offer to Purchase and Supplement as amended hereby. Correspondence should be directed to the Depositary for the offer at:

                          North Coast Securities Corp.
                          595 Market Street, Suite 2100
                             San Francisco, CA 94105
            Facsimile Transmission: (415) 977-1510 Attn: Beth Hewitt
                        Email: jamboree@suttercapital.com

         If you have any questions or need any documents faxed or mailed to you, please call the Purchaser at (800) 854- 7835.